FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                      of the Securities Exchange Act of
                                     1934


                                April 30, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F  [X]       Form 40-F [_]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                     Yes [_]              No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 3

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25 April 2002



The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 82,846,398 ordinary shares of 12 2/9p each in the Company representing 8.94% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary

26 April 2002



The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP




Dear Sirs,

We have been notified today that Sir Timothy Lankester, a director of the Company, acquired on 24th April 2002 5 ordinary shares of 122/9p each through a non-discretionary single company PEP, at a price of 392.5p. He now holds 6,040 shares representing 0.00065% of the issued share capital.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary